Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

August 1, 2014

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom Jennifer Lopez Dietrich A. King Yolanda Guobadia William Thompson

	Re:	VWR Corporation Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-196996) originally filed on June 24, 2014

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, VWR Corporation, a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission (the “SEC”), an Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”), which amends the Registration Statement submitted on June 24, 2014.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 24, 2014, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement filed with the SEC on June 24, 2014. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing  Hong Kong  Houston  London  Los Angeles  Munich  New  York  Palo Alto  San Francisco  Shanghai  Washington, D.C.

Securities and Exchange Commission

August 1, 2014

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will fill in all blanks other than the information permitted to be excluded pursuant to Rule 430A prior to any distribution of the preliminary prospectus.

2.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits in your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has filed the form of legal opinion from Kirkland & Ellis LLP as Exhibit 5.1 to the Amendment. The Company is still in the process of finalizing the terms of the Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws, the Underwriting Agreement, the 2014 Incentive Compensation Plan, the Indemnification Agreement and the Director Nomination Agreement and, as a result, will need to file these documents in a subsequent amendment to the Registration Statement. The Company will file such amendment as soon as possible in order to allow the Staff sufficient time to review these exhibits.

3.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering and has no objections.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will arrange to have a representative of FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

4.	Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your response. The following are examples only of some of your competitive position assertions:

•	“We have the #1 market share position in Europe with the broadest Pan-European platform and the #2 market share position in North America in the $39 billion global laboratory products market,” pages 1, 55 and 87.

Securities and Exchange Commission

August 1, 2014

•	“Forecast 2014 growth rates within the foregoing industries are expected to be approximately 5.0%,” pages 3 and 90.

•	“We have the broadest Pan-European platform…,” pages 4, 91, 104 and 107

•	“We have the #1 market position in Europe and the #2 market position in North America in the $39 billion global laboratory products market,” pages 4 and 91.

•	“We are the primary supplier of laboratory products to many Fortune 500 and leading European companies, including a majority of the world’s 20 largest pharmaceutical companies as well as leading academic institutions,” pages 5 and 91.

Response: In response to the Staff’s comment, the Company has added disclosure on pages ii and 1 of the Prospectus to address the basis for the Company’s statements in the first, third and fourth bullet set forth above. The Company has added disclosure on pages 3 to 4 and 91 of the Prospectus to address the basis for the Company’s statement in the second bullet set forth above.

The statement referenced in the fifth bullet set forth above is based on the following:

•	our customers in 2013 included an aggregate of 227 companies that were included in the Fortune 500 for 2013, including all of the world’s 20 largest pharmaceutical companies based on aggregate revenues generated by such companies in 2013;

•	our customers in 2013 also included many European companies and academic institutions that we believe can be properly characterized as “leading” based on their size, reputation and history; and

•	we believe we are the primary supplier of laboratory products to these companies based on specific feedback from such customers and our general knowledge of the market.

In further response to the Staff’s comment, the Company is supplementally providing the Staff with additional information (the “Supplemental Information”) to support the assertions regarding competitive position within the Company’s industry contained in the Prospectus, together with a copy of this letter, which is being sent by overnight delivery. The assertions regarding competitive position within the Company’s industry contained in the Prospectus are reproduced in the Index to the Supplemental Information, with a reference to the applicable page(s) of the Supplemental Information containing the report, study or article that provides support for these assertions.

Securities and Exchange Commission

August 1, 2014

5.	We note references throughout your filing to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to Frost & Sullivan on pages 3 and 88 and R&D Magazine on pages 3 and 90. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

Response: The Company advises the Staff that the reports by Frost & Sullivan titled “2013 Annual Report: Forecast and Analysis of the Global Market for Laboratory Products” (published October 2013) (the “2013 Report”) and “2014 Mid-Year Report: Forecast and Analysis of the Global Market for Laboratory Products” (published April 2014) (the “2014 Report”) referenced in the Prospectus were commissioned by the Laboratory Products Association (the “LPA”), of which the Company is a member. The 2013 Report is publicly available on the LPA’s website at http://www.lpanet.org. At this time, neither the LPA nor Frost & Sullivan has made the 2014 Report publicly available.

In addition, the Company confirms that it did not commission any of the sources referenced in the initial filing of the Registration Statement. Subsequent to the initial filing of the Registration Statement, the Company commissioned the report by Frost & Sullivan titled “Market Size of Global and U.S. Laboratory Services Market and Laboratory Chemicals Market Clarification” (commission by the Company in July 2014) (the “Commissioned Report”). In response to the Staff’s comment, the Company has included certain disclosures related or attributable to the Commissioned Report on pages ii, 3 and 89 of the Prospectus. Since the 2014 Report and the Commissioned Report are neither publicly available without cost nor available at a nominal expense, the Company has filed a consent provided by Frost & Sullivan pursuant to Rule 436 of the Securities Act.

The Company advises the Staff that the report published by R&D Magazine referenced in the Prospectus is publicly available without cost on its website at http://www.rdmag.com.

In further response to the Staff’s comment, the Company is supplementally providing the Staff with the Supplemental Information, including the Commissioned Report, to support the third-party statements contained in the Prospectus, together with a copy of this letter, which is being sent by overnight delivery. The third-party statements contained in the Prospectus are reproduced in the Index to the Supplemental Information, with a reference to the applicable page(s) of the Supplemental Information containing the report, study or article that provides support for these third-party statements.

Securities and Exchange Commission

August 1, 2014

Prospectus Summary, page 1

Our Company, page 1

6.	We note your disclosure of the number of customer orders per day and the average order size disclosed in the second full paragraph on page 2. Please tell us your consideration of disclosing and discussing these metrics in Management’s Discussion and Analysis of Financial Condition and Results of Operations for each period presented.

Response: The Company advises the Staff that the metrics of customer orders per day and average order size are not metrics that the Company’s management finds useful in managing its business. Consequently, the Company does not track these metrics on a regular basis, and the amounts presented in the Prospectus were calculated specifically in contemplation of this offering in order to provide investors with further information regarding the scope of the Company’s operations. The Company believes that net sales, which can be calculated by multiplying customer orders per day, the number of days and the average order size, is a more meaningful and useful measure for investors to track on a period-to-period basis. For this reason, the Company has not included the customer orders per day and average order size metrics in Management’s Discussion and Analysis of Financial Condition and Results of Operations for each period presented.

Summary Risk Factors, page 7

7.	Please revise your disclosure to include the risks related to your relationship with Madison Dearborn Partner as well as your dependence on dividends, distributions and advances of funds from your subsidiaries to meet your obligations.

Response: In response to the Staff’s comment, the Company has added disclosure on page 8 of the Prospectus as follows:

•	“Madison Dearborn Partners will have the ability to control significant corporate activities after the completion of this offering and their interests may not coincide with yours and conflicts of interest may arise because some of our directors are principals of our Sponsors; and

•	the issuer in this offering is a holding company and relies on dividends, distributions and other payments, advances and transfers of funds from its subsidiaries to meet its obligations.”

8.	Please balance your summary by disclosing your debt, which stood at approximately $2.86 billion as of March 31, 2014.

Response: In response to the Staff’s comment, the Company has added disclosure on page 8 of the Prospectus as follows:

•	“our substantial indebtedness of $ million as of March 31, 2014, on a pro forma as adjusted basis giving effect to this offering and the application of the net proceeds therefrom as set forth in “Use of Proceeds,” could have a material adverse effect on our financial condition and prevent us from fulfilling our debt and contractual obligations;”

Securities and Exchange Commission

August 1, 2014

Our Sponsors, page 8

9.	Please revise your disclosure to discuss the agreements you have with your Sponsors, such as the Management Services Agreement. Please also disclose the amount(s) that your Sponsor will receive in conjunction with this offering.

Response: In response to the Staff’s comment, the Company has added disclosure on page 8 of the Prospectus as follows:

“Prior to the completion of this offering, we were a party to the Management Services Agreement with affiliates of the Sponsors pursuant to which we paid them an aggregate annual management fee of $2.0 million and reimbursed them for out-of-pocket expenses. Our Sponsors have agreed to terminate this agreement upon the completion of this offering for no consideration and will not otherwise receive any other payments in conjunction with this offering. We will, however, be required to pay VWR Holdings 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we and our subsidiaries actually realize as a result of the utilization of our net operating losses generated in periods prior to this offering pursuant to an income tax receivable agreement that we will enter into in connection with the completion of this offering.”

10.	Please revise your disclosure to clarify that there are no assurances that you will benefit from your relationship with your sponsors.

Response: In response to the Staff’s comment, the Company has added disclosure on page 8 of the Prospectus as follows:

“Following this offering, we cannot assure you that we will continue to benefit from our relationships with our Sponsors.”

Summary Historical and Unaudited Pro Forma Consolidated Financial Data, page 12

11.	The chronological order of the historical financial data should be consistent with the chronological order of your financial statements presented elsewhere in the prospectus. Please revise so that the audited financial statements and other financial data presented in tabular form read consistently from left to right in the same chronological order throughout the filing. Similarly, numerical data included in narrative sections should be consistently ordered. Please refer to ASC 205-10-S99-9.

Response: In response to the Staff’s comment, the Company has revised its tables and the related footnotes in the sections titled “Prospectus Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial Data” on pages 13 to 17 in the Prospectus and “Selected Historical Consolidated Financial Data” on pages 53 to 55 of the Prospectus so that the chronological order of the historical financial data is consistent with the chronological order of its consolidated financial statements.

Securities and Exchange Commission

August 1, 2014

12.	Please disclose the effective tax rate used to determine the income tax benefits of pre-tax adjustments in footnote (ii) on page 16.

Response: In response to the Staff’s comment, the Company has added disclosure on page 17 of the Prospectus as follows:

“In deriving the aggregate tax effect of the reconciling items, we utilized weighted average statutory income tax rates between 20% and 39%, depending upon the applicable jurisdiction(s).”

Selected Historical Consolidated Financial Data, page 52

13.	We note you intend to pay a dividend in an amount not to exceed $25 million to VWR Holdings prior to the completion of the offering. Please note that pro forma per share data for the latest year and interim period should be presented giving effect to the number of common shares whose proceeds would be necessary to pay the dividend to the extent the amount exceeds earnings during the previous 12 months. If applicable, please revise footnote 5 on page 54 to include such shares.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 15, 52 and 55 of the Prospectus as follows:

“Pro forma earnings per share and pro forma weighted average shares outstanding for the year ended December 31, 2013 and for the three months ended March 31, 2014 give effect to (i) the exchange of our redeemable convertible preferred stock and common stock into shares of newly-issued common stock completed on July 31, 2014, (ii) the issuance of shares of common stock in this offering and (iii) the sale of the number of shares of common stock whose proceeds would be necessary to pay the Holdings Dividend, in excess of our earnings during the twelve months ended December 31, 2013 and March 31, 2014, respectively, based upon an assumed initial offering price of $ per share, the midpoint of the price range set forth on the cover page of this Prospectus.”

Management’s Discussion and Analysis, page 55

14.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your disclosure on pages 62, 66, and 70 that net sales in the Americas segment has decreased in comparison to prior periods, in part, as a result of decreases in sales to specific customers or customer segments. For example, we note your disclosure on page 62 that “net sales in [y]our Americas segment for the three months ended March 31, 2014 decreased $11.4 million or 2.0% compared to the prior period…[and] net sales to educational and governmental customers decreased by high single-digit rates.” We also note your disclosure on page 70 that “[n]et sales in [y]our Americas segment for the year ended December 21, 2012 decreased… [t]he majority of the decline is due to the loss of a global pharmaceutical customer in 2012.” Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Securities and Exchange Commission

August 1, 2014

Response: In response to the Staff’s comment, the Company has added disclosure on page 58 of the Prospectus as follows:

“Our Americas segment experienced a decline in net sales as compared to prior periods for each of the historical periods included in this discussion and analysis. Net sales in our Americas segment were $568.4 million and $579.8 million for the three months ended March 31, 2014 and 2013, respectively, and were $2,352.7 million, $2,400.9 million and $2,418.5 million for years ended December 31, 2013, 2012 and 2011, respectively. The underlying causes for these declines in net sales varied across each of the periods and were not the result of any specific trend or uncertainty that we believe will continue to have a material impact on our net sales. The volume declines experienced during the three months ended March 31, 2014 were largely due to unfavorable weather conditions in the United States and the majority of the decline in net sales during the year ended December 31, 2012 was the result of the loss of a global pharmaceutical customer in 2012. We believe that the future operating results of our Americas segment will be positively impacted by the recent strategic initiatives we have implemented as discussed below.”

Results of Operations, page 61

Critical Accounting Policies and Estimates, page 82

15.	Please disclose why each of your significant accounting estimates or assumptions bear the risk of change. If your estimates and assumptions are reasonably likely to change in the future based on other outcomes that are reasonably likely to occur and would have a material effect, please disclose and quantify the impact that could result given the range of reasonably likely outcomes.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 83 to 86 of the Prospectus. The Company advises the Staff that, except as otherwise disclosed in the Prospectus within “Critical Accounting Policies and Estimates—Goodwill and Intangible Assets,” it is not currently aware of any other reasonably likely changes to its estimates and assumptions that would have a material effect on its consolidated financial statements.

With respect to “Critical Accounting Policies and Estimates—Goodwill and Intangible Assets,” the Company has added disclosure to the Prospectus as follows:

“Any such additional impairment charges could be comparable to or exceed our previously recognized charges.”

and:

“For our annual assessment of indefinite-lived intangible assets at October 1, 2013, the amount by which their estimated fair value exceeded their carrying value was approximately $22 million, $5 million, $1 million and $115 million for our US Lab, Emerging Businesses, Science Education and Europe reporting units, respectively. For our annual assessment of goodwill at October 1, 2013, the amount by which their estimated fair value exceeded their carrying value was approximately $183 million, $64 million and $1 billion for US Lab, Emerging Businesses and Europe reporting units, respectively.”

With respect to “Critical Accounting Policies and Estimates—Accounts Receivable and Reserves,” the Company has added disclosure to the Prospectus as follows:

“Management believes that the accounting estimate related to the allowance for doubtful accounts is a critical accounting estimate because the underlying assumptions used for the allowance can change from time to time and uncollectible accounts could potentially have a material impact on our consolidated results of operations.”

Securities and Exchange Commission

August 1, 2014

With respect to “Critical Accounting Policies and Estimates—Inventories,” the Company has added disclosure to the Prospectus as follows:

“Management believes that the accounting estimate related to inventory obsolescence is a critical accounting estimate because supply and demand levels for the products we distribute can be variable and changes in our reserve for inventory obsolescence could materially affect our consolidated results of operations.”

With respect to “Critical Accounting Policies and Estimates—Rebates from Suppliers,” the Company has added disclosure to the Prospectus as follows:

“Management believes that its accounting estimate related to supplier rebates is a critical accounting estimate because the achievement of targets is dependent on many factors and changes in the amount of income recognized from supplier rebate programs could materially affect our consolidated results of operations.”

With respect to “Critical Accounting Policies and Estimates—Agreements with Customers,” the Company has added disclosure to the Prospectus as follows:

“Management believes that its accounting estimate related to customer agreements is a critical accounting estimate because the various provisions underlying such contracts can be complex and varied and changes in these estimates could materially affect our consolidated results of operations.”

Business, page 87

Suppliers, page 102

16.	Please reconcile for us your statement that “[you] do not believe that [you] are substantially dependent on any supplier or any group of suppliers” with your disclosure on page 19 and throughout your filing that “Merck KGaA and its affiliates…accounted for approximately 10% of our net sales in 2013” and on page 20 that “[t]he loss of one or more of [y]our large suppliers…could have a material adverse effect on [y]our business, financial condition and results of operations.”

Response: The Company advises the Staff that it believes the disclosure on page 104 of the Prospectus, that it is not dependent on any supplier or any group of suppliers, is consistent with the disclosure on pages 20 to 21 of the Prospectus that a loss of one or more of its significant suppliers could have a material adverse effect on its business. The Company does not believe it is substantially dependent upon Merck KGaA or any of its other significant suppliers. The Company chooses to source a significant amount of product from Merck KGaA because of its longstanding and strong relationship, the quality of Merck KGaA’s products and the relatively favorable terms the Company receives from Merck KGaA. The Company believes, however, that

Securities and Exchange Commission

August 1, 2014

it could either find replacement suppliers of, or manufacture internally, the vast majority of the products that it currently sources from any of its significant suppliers, including Merck KGaA. The Company maintains relationships with a number of other suppliers that have the capability to provide similar products as those which the Company currently sources from Merck KGaA on competitive terms. Additionally, there are numerous other suppliers that the Company does not currently maintain a relationship with that could also provide similar products. The Company could even decide to manufacture certain products internally. Merck KGaA does not have any rights of exclusivity or possess any specialized know-how or intellectual property that could not be duplicated by another manufacturer with respect to such products.

Replacing any of the Company’s significant suppliers, including Merck KGaA, would take time and could lead to short-term disruptions in the Company’s operations, including delays in order fulfillment, broken orders, and development costs. These disruptions could potentially even rise to the level of a material adverse effect in the Company’s near-term operating results. The potential for such short term disruptions does not, however, rise to a degree that would lead to the conclusion that the Company’s business was substantially dependent on Merck KGaA, or any of its other significant suppliers.

In response to the Staff’s comment, the Company has revised its disclosure on page 104 of the Prospectus as follows:

“Although we do not believe that we are substantially dependent on any supplier or any group of suppliers, our operations could be adversely affected in the near term if we were to lose any of our significant suppliers or otherwise suffer a material reduction in their supply of products to us. See “Risk Factors—Risks Related to our Business—Our business, financial condition and results of operations depend upon maintaining our relationships with suppliers.”

Executive Compensation, page 120.

17.	We note on page 126 that the Compensation Committee made a discretionary payment under the Management Incentive Plan “in recognition of the fact that payments were not made under the MIP in 2012 in light of challenging macroeconomic factors.” Please disclose what the Committee considered in making its determination.

Response: In response to the Staff’s comment, the Company has added disclosure on page 127 of the Prospectus as follows:

“In determining whether to make such discretionary payments, the Compensation Committee considered such factors as individual and overall business performance, including the successful completion of a series of initiatives related to the Americas segment in 2012 and 2013 that significantly upgraded the technology infrastructure and distribution network and modified its marketing strategy, as well as retaining key executives.”

Securities and Exchange Commission

August 1, 2014

18.	We note that you have provided the weighted percentage of each component of the Management Incentive Plan for 2013. However, you have not provided the targets for the year-to-year improvements in working capital metrics and employee Net Promoter Score that your named executive officers need to achieve. Please disclose these targets and actual results of each metric or tell us why it is impracticable to provide this information. Refer to Item 402(b)(2)(v) of Regulation S-K.

Response: The Company has not provided the targets and actual results of the working capital or the employee Net Promoter Score, or eNPS, metrics as it does not believe that such metrics would be material or meaningful to an investor for the reasons set forth below. This approach is consistent with the approach outlined by VWR Funding, Inc. (“Funding”) to the Staff in connection with the Staff’s review of Funding’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

The working capital and the eNPS metrics were each given only a 10% weighting in the total potential bonus award for each named executive officer. Therefore, the Company believes that the achievement of such metrics does not have a material effect on the total MIP bonus ultimately earned by each named executive officer.

The Company also evaluated whether the specific quantitative targets for each of these metrics would be considered meaningful to a reasonable investor or significantly alter the “total mix” of information available to investors based on the standards set forth in TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438 (1976) and Basic Inc. v. Levinson, 485 U.S. 224 (1988).

The working capital metrics are of a granular, discrete nature, the level of detail of which is not disclosed in our consolidated financial statements. Additionally, the calculation of these metrics varies depending on the named executive officer’s areas of oversight. The eNPS metric is unique to the Company, internally generated based on the results of employee satisfaction surveys, and is not meaningful on a standalone basis. An investor, therefore, would have no context by which to judge the appropriateness of these targets or the degree of difficulty in achieving them outside the context of the Company’s detailed operating plans. The Company concluded that, for these reasons, the quantitative targets and actual results for each of these metrics would not be meaningful to a reasonable investor.

Given the relatively low weighting of these metrics in the MIP bonus calculation and that the targets would not be meaningful to a reasonable investor, the Company believes that quantifying these metrics to investors would not be practical or useful.

The Company has, however, added disclosure to page 126 of the Prospectus, which provides additional information as to how each of these metrics was calculated.

Securities and Exchange Commission

August 1, 2014

With respect to the working capital metric, the Company has added disclosure to the Prospectus as follows:

“The specific working capital metrics applicable to each named executive officer vary based on such officer’s area of responsibility. Each working capital metric is based on a percentage of our quarterly net sales and is calculated at the end of the relevant period based on the four-quarter average of such metric. The payout percentage for this component is capped at 100% of target and no payout is made if the metric is above the top-end of the range and 100% payout is made if the metric is below the low-end of the range.”

With respect to the eNPS metric, the Company has added disclosure to the Prospectus as follows:

“Year-over-year improvements in employee Net Promoter Score, or eNPS, which is calculated from internal surveys of employee satisfaction. For 2013, this component was given a weighting of 10% of the total potential MIP award. The eNPS component is based on the comparison of survey results from 2012 and 2013, and payout is made on an all or nothing basis. The 2013 eNPS did not show sufficient improvement from 2012 to achieve payout on this component of the MIP award.”

Certain Transactions, page 146

19.	In an appropriate place in this disclosure, please discuss how you intend to resolve conflicts as it relates to potential acquisition opportunities considering those opportunities are likely to be presented to the same individuals that serve in senior capacities for both companies. In this regard, we note your stated intent to pursue other acquisition opportunities. For example, on page 7 that “[you] expect to continue to benefit from a robust pipeline of acquisition opportunities.”

Response: The Company advises the Staff that it does not anticipate that potential acquisition opportunities are likely to be presented to the same individuals that serve in senior capacities at the Company and at Madison Dearborn Partners, LLC (“MDP”). Historically, the vast majority of the Company’s acquisition opportunities have either been presented directly to the Company, and not through executives at MDP, or have been identified by the Company through its strategy and corporate development function or through direct outreach to potential acquisition targets. Moreover, the Company and MDP have not historically pursued similar acquisition targets; and potential targets in the Company’s pipeline are all significantly smaller than a company that MDP would typically consider acquiring. Therefore, the Company does not anticipate that any conflicts will arise relating to potential acquisition opportunities.

In response to the Staff’s comment, the Company has added disclosure to page 161 of the Prospectus as follows:

“We do not anticipate that this provision will have any adverse impact on our ability to continue to identify and execute upon future acquisition opportunities, as Madison Dearborn Partners does not typically pursue acquisition targets similar to those that we would consider.”

Securities and Exchange Commission

August 1, 2014

Consolidated Financial Statements, page F-1

Unaudited Interim Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements, page F-7

(6) Debt and Capital Lease Obligations, page F-11

(a) Senior Secured Credit Facility, page F-11

20.	Please tell us whether you accounted for the amendment of the credit facility as an extinguishment or modification and the facts that support your accounting. Please refer to ASC 470-50-40-10.

Response: As disclosed on page 9 of the Prospectus, the Company entered into an amendment of its Senior Credit Facility on January 29, 2014 for the purpose of lowering the interest rate applicable to term loan borrowings thereunder. The Company has evaluated the amendment using the guidance in ASC 470-50-40-10. In summary, the Company has concluded that the amendment qualified as a “modification” of debt because the present value of the cash flows under the new debt instruments, on a creditor by creditor basis, were not greater than 10% different from the present value of the remaining cash flows under the terms of the original instrument. The Company accounted for the resulting insubstantial debt modification by capitalizing and deferring costs paid directly to the creditors of $1.1 million, such costs being disclosed on the face of the Company’s condensed consolidated statements of cash flows in its unaudited consolidated financial statements. Additionally, the Company expensed an immaterial amount of fees paid to other third parties in connection with the amendment.

Annual Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-24

(3) Summary of Significant Accounting Policies, page F-26

(c) Inventories, page F-26

21.	Please disclose the types of costs included in inventories. Please refer to Rule 5-02-6(b) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has added disclosure on page F-26 of the Prospectus as follows:

“Our inventories consist primarily of products held for sale and do not contain any other material elements of cost.”

Securities and Exchange Commission

August 1, 2014

(h) Revenue Recognition, page F-28

22.	We note your disclosure that certain arrangements to provide on-site storeroom services contain multiple elements and you recognize revenue separately for each element based on the fair value of the element provided. Please tell us the nature of the multiple deliverables included in the on-site storeroom services and your basis for allocating consideration to the separate units of accounting based on fair value rather than the relative selling price method. Refer to ASC 605-25-30-2 through 30-5.

Response: The Company advises the Staff that in 2013 revenue generated from on-site services approximated $50 million or approximately 1% of total consolidated net sales. On-site services contracts may be entered into with customers that purchase products under master purchase agreements or separately where such agreements do not exist. The Company applies the provisions of ASC 605-25-30, identifying separate units of accounting for contracted services and product sales, where such product sales form an arrangement with on-site services, based on the relative selling price method.

In response to the Staff’s comment, the Company has revised its disclosure on page F-28 of the Prospectus by replacing the reference to “the fair value of the element provided” with “the relative selling price method.”

(j) Insurance, page F-29

23.	We note your disclosure that you record accruals for incurred claims with respect to self-insured risks, which taken together with the deductible levels and exclusions contained within your third party programs, results in recording accruals for incurred claims. Please tell us whether your accruals include losses from incurred but not reported claims and incidents when the loss is both probable and reasonably estimable, and revise your disclosure to disclose your accounting policy for such claims. Refer to ASC 450-20-25-2 and ASC 720-20-25-14.

Response: The Company advises the Staff that certain of its domestic benefit accruals, including medical and dental benefits, include losses from incurred but not reported (“IBNR”) claims and incidents in accordance with ASC 450-20-25-2 and ASC 720-20-25-14. The Company has a long history of actual claims experience that supports its conclusion that costs underlying these benefit programs are both probable and reasonably estimable. The Company does not have any other potential exposures where it would be appropriate to apply an IBNR claims reserve approach as the volume and frequency of claims incurred under other programs is low and, accordingly, the Company evaluates those claims on an as reported basis. At any given time, the Company’s accruals for IBNR claims approximates $1 million. Given the Company’s current limited exposure to IBNR claims, a lack of significant judgments or estimates inherent in the quantification of IBNR claim accruals and a historical lack of volatility, the Company does not believe further disclosure to investors would be meaningful.

Securities and Exchange Commission

August 1, 2014

(5) Acquisitions, page F-30

24.	Please tell us your consideration of disclosing the amount of acquisition-related costs, the amount recognized as an expense, and the line item or items in the consolidated statement of operations in which those costs are recognized. Refer to ASC 805-10-50-2(e).

Response: The Company advises the Staff that it has previously considered whether there were any transactions that must be recognized separately from the acquisition of assets and assumption of liabilities in connection with the disclosed business combinations (as described by ASC 805-10-25-20). The Company concluded that there were no such transactions that would require separate recognition or disclosure.

(7) Goodwill and Other Intangible Assets, page F-33

25.	Please tell us why the amounts of goodwill attributable to acquisitions are different from the amounts disclosed in note (5), as well as Note (5) to your unaudited financial statements.

Response: The Company advises the Staff that the amount of goodwill attributable to acquisitions disclosed in Note 5 to the audited financial statements (Note 4 to the unaudited financial statements) includes only those acquisitions completed during the described period. The amount of goodwill attributable to acquisitions disclosed in Note 7 to the audited financial statements (Note 5 to the unaudited financial statements) also includes true-ups related to the finalization of preliminary purchase price allocations relating to acquisitions completed in prior periods. For example, a preliminary purchase price allocation for a December 2012 business combination may be adjusted during 2013 when new information is made known to management in connection with the finalization of the opening balance sheet.

(10) Debt, page F-36

26.	We note the indentures governing your senior notes and senior subordinated notes limit the ability of your subsidiary to pay dividends. As such, it appears that you should provide the disclosures required by Rule 4-08(e)(3) of Regulation S-X. Please tell us the restricted net assets of consolidated subsidiaries and, if applicable, describe the nature of the restrictions on the ability of your subsidiary to transfer funds to you in the form of dividends, loans or advances in more detail and disclose the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(3) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has added disclosure on pages F-38 to F-41 in Note 10 to the audited financial statements to describe in further detail the nature of the restrictions on the ability of its sole direct subsidiary, VWR Funding, Inc., to transfer funds to the Company in the form of dividends, loans or advances.

Securities and Exchange Commission

August 1, 2014

The following disclosure has been added to pages F-38 to F-39 of the Prospectus:

“Under the Senior Secured Credit Facility, Funding can make restricted payments to the Company, including for the purpose of enabling the Company to pay dividends on its capital stock, up to (i) $25.0 million, of which $18.0 million is available as of March 31, 2014, and (ii) an additional amount equal to $75.0 million plus Funding’s cumulative excess cash flow and any amounts it has received from sales of equity or capital contributions that are not used for other restricted payments, provided that there is no default under the Senior Secured Credit Facility and Funding’s Total Net Leverage Ratio (as defined) is less than 6.75:1.00 after giving effect to any such restricted payment.”

The following disclosure has been added to page F-41 of the Prospectus:

“The indenture governing the 7.25% Senior Notes permits Funding to make restricted payments to the Company, including for the purpose of enabling the Company to pay dividends on its capital stock, up to (i) $25.0 million and (ii) an additional amount equal to 50% of Funding’s consolidated net income since October 1, 2012 and any amounts it has received from sales of equity or capital contributions since the issue date of the 7.25% Senior Notes that are not used for other restricted payments, provided that there is no default under the indenture and Funding’s Fixed Charge Coverage Ratio (as defined) is at least 2.00:1.00 after giving effect to such restricted payment.”

As a holding company that operates through its subsidiaries, substantially all of the net assets of the Company’s consolidated subsidiaries are considered restricted as of the end of the most recently completed fiscal year. The Company refers you to its existing disclosures in Note 23 to the audited financial statements as being responsive to the requirements of Rule 4-08(e)(3) of Regulation S-X.

(13) Share-Based Compensation Related to Parent, page F-48

27.	Please tell us how the fair value of Holdings’ equity units used in the valuation of unit-based awards is determined, including a description of the methods and assumptions used in estimating the fair value of the units. Please also tell us and disclose the fair value of the equity units underlying unit-based awards granted during 2013 and the subsequent interim period.

Response: The Company advises the Staff that it has disclosed throughout Note 13 to the audited financial statements its methods for estimating the grant date fair value of various awards covered by ASC 718. Additionally, the Company has disclosed the significant inputs, including the expected term, volatility and risk-free rate, used in estimating the fair value of awards as well as the aggregate grant date fair value measured. For example, the Company refers the Staff to the following paragraph on page F-51 of the Prospectus, which explains the valuation of the Class A Incentive Units:

“The grant date fair value of the Class A Incentive Units was estimated using an option valuation model. The inputs for expected term, volatility and risk-free rate used in estimating the fair value of the Class A Incentive Units were three years, 26%

Securities and Exchange Commission

August 1, 2014

and 0.36%, respectively, and the model also incorporated an assumption of a 17.1% discount for lack of marketability. The aggregate grant date fair value of the Class A Incentive Units was estimated to be $0.4 million for which the portion that is probable of achievement is expected to be recognized over a period of three years.”

The Company advises the Staff that it routinely engages the services of a third-party valuation consultant to assist in estimating the grant date fair value of share-based compensation in accordance with the guidance of ASC 718.

28.	Please tell us how you accounted for the adjustments to the incentive units approved in February 2014 and the basis in GAAP for your accounting.

Response: The Company advises the Staff that during the first quarter of 2014, the Company’s Board of Directors approved adjustments to the Series 1 Class B Common Unit vesting targets, reducing the targets and extending the measurement periods through December 31, 2015. The Company determined that this was a modification that affects performance conditions as described by ASC 718-20-55-107 through ASC 718-20-55-109. The original performance condition was determined to be improbable of achievement at the date of modification. The modified performance condition was determined to be probable of achievement at the date of modification. Accordingly, this represents a Type III Improbable to Probable Modification. The Company estimated the fair value of the modified award on the date of modification using the same methodology used to value other equity-based awards. The estimated fair value of the modified award was concluded to be zero, because the participation threshold applicable to Series 1 Class B Incentive Units ($7.48 per unit) exceeded the grant date fair value of Series 1 Class B Incentive Units before the application of the participation threshold.

(16) Benefit Programs, page F-54

29.	Please provide a narrative description of the basis used to determine the overall expected long-term rate-of-return-on-assets assumption for your defined benefit plans, such as: (a) the general approach used; (b) the extent to which the overall rate-of-return-on-assets assumption was based on historical returns; (c) the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns; and (d) how those adjustments were determined. Refer to ASC 715-20-50-1(d)(5)(iii).

Response: In response to the Staff’s comment, the Company has added disclosure on page F-56 of the Prospectus as follows:

“We estimate the future return on plan assets after considering prior performance, but primarily based upon the mix of assets and expectations for the long-term returns on those asset classes. Based on the target asset allocation for each asset class, the overall expected rate of return was adjusted for the historical experience and future expectations of returns as a result of active portfolio management as compared to the benchmark returns.”

Securities and Exchange Commission

August 1, 2014

In addition, the Company has added disclosure on page F-59 of the Prospectus as follows:

“The expected long-term rate of return on plan assets used in determining pension expense for non-U.S. plans is determined in a similar manner to the U.S. Retirement Plan.”

30.	Please tell us your consideration of disclosing the method used to calculate the market related value of plan assets as defined in ASC 715-30-20 for your U.S. and non-U.S. defined benefit plans.

Response: The Company advises the Staff that for the Company’s U.S. Retirement Plan and its French and U.K. plans, the method used to calculate the market related fair value of plan assets (as defined in ASC 715-30-20) is based solely on fair value and not based on any calculated value. The German plan is unfunded. Within the fair value hierarchy, the Company believes the majority of its pension assets qualify as level 2 measurements, as inputs are observable directly or indirectly through market corroboration for the full term of the asset, and there are no level 3 measurements. The Company refers the Staff to its existing disclosures with respect to fair value measurements related to pension assets, where the Company has referred to “fair value” as its basis in Notes 16(a), 16(c) and 11(d) of its audited financial statements.

31.	Please tell us your consideration of disclosing the information required by ASC 715-80-50 regarding the multi-employer pension plan.

Response: The Company advises the Staff that until December 2012, the Company was party to a single multi-employer pension plan in the United States. This plan was not individually significant and as such the Company believes that the disclosures required by ASC 715-80-50 are not applicable. The Company has historically disclosed the annual expense incurred under this plan in a tabular format with other miscellaneous U.S. benefit plans as set forth in Note 16(b) on page F-57 of the Prospectus.

(18) Income Tax Provision or Benefit, page F-60

(a) Income Tax Provision or Benefit, page F-60

32.	We reference your disclosure regarding the change in valuation allowance for the years ended December 31, 2013, 2012 and 2011 which excludes valuation allowances recognized with respect to other items as described in the third paragraph on page F-62. Please disclose the total net change during the year in the valuation allowance. Refer to ASC 740-10-50-2.

Response: In response to the Staff’s comment, the Company has added disclosure on page F-62 of the Prospectus as follows:

“The change in valuation allowance above for the years ended December 31, 2013, 2012 and 2011 excludes valuation allowances recognized with respect to intercompany transactions, foreign taxes and state net operating losses aggregating $7.4 million, $10.5 million and $12.4 million, respectively.”

Securities and Exchange Commission

August 1, 2014

(21) Segment Financial Information, page F-65

33.	Please disclose revenues from external customers for each group of similar products and services unless it is impracticable to do. If providing the information is impracticable, please disclose that fact. Please refer to ASC 280-10-50-40.

Response: The Company advises the Staff that it believes that it is impracticable for management to prepare and have audited the information required by ASC 280-10-50-40. The disclosure of disaggregated revenues by product type for the year ended December 31, 2013 included in the Business section on page 96 of the Prospectus were obtained from internal operational reporting applications. Such applications are believed to be reliable but are not routinely reconciled to the Company’s general ledger systems and are not subject to the Company’s internal control over financial reporting and, therefore, would not be practicable for management to have audited. Accordingly, the Company has not included this information in Note 21 to the audited financial statements included in the Prospectus.

*        *        *         *

Securities and Exchange Commission

August 1, 2014

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Robert E. Goedert at (312) 862-7317.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Manuel Brocke-Benz

George Van Kula

VWR Corporation